Filed Pursuant to Rule 253(g)(2)
File No. 024-12383

Supplement No. 1 dated April 9, 2026, to the Offering Circular dated March 26, 2026

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 3 Africa LP, dated March 26, 2026, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•       The Company's consolidation of ownership of the Spar Lulekani Project.

Energea Portfolio 3 Africa LP has updated its ownership interest in a previously disclosed Project, which is reported in a Project Memo filed with the SEC under Form 1-U.

The revised "Projects Acquired and Owned" set forth under the section of the Offering Circular titled "Description of Property" is as follows:

Projects Acquired and Owned

As of the date of this Offering Circular, we have acquired a total of seventeen (17) Projects.

Project Name	Acquisition Date	Project Size (AC)	Amount Invested	Form 1-U
Spar Lulekani	04/29/2021	360kW	$23,369*	Link
Nhimbi Fresh	04/29/2021	500kW	$24,631	Link
Anchor Foods	11/30/2021	110kW	$109,334	Link
CPOA Avondrust	06/02/2022	150kW	$99,025	Link
CPOA Trianon	06/02/2022	100kW	$163,624	Link
Zandvliet Care Facility	09/12/2022	100kW	$74,999	Link
Baysville	09/12/2022	100kW	$25,000	Link
Connaught Park	11/16/2022	400kW	$411,362	Link
CPOA Quadrant Gardens	05/26/2023	100kW	$90,710	Link
CPOA Constantia Place	10/04/2023	125kW	$115,108	Link
Laerskool Havinga	10/04/2023	100kW	$191,151	Link
Bosmandam High School	10/04/2023	100kW	$148,234	Link
Montagu High School	03/14/2024	100kW	$182,256	Link
CPOA Eventide	02/14/2024	50kW	$98,806	Link
Robertson Voorbereiding	05/13/2024	62kW	$117,306	Link
Swellendam Secondary School	07/10/2024	200kW	$251,494	Link
YO Residence	12/31/2025	250kW	$446,583	Link
Total			$2,572,992

* The Company's acquisition of the remaining equity interest in the Spar Lulekani Project occurred in 2026 and will be reflected in the Company's portfolio disclosures in the 2026 reporting period.